August 11, 2016

Via EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2015

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

File No. 001-10593

Dear Mr. Arakawa:

This letter is in response to the Staff’s oral request, made during a call on July 14, 2016, for additional information relating to the Company’s recent correspondence to the Staff dated June 29, 2016. The aforementioned additional information has been included as an Appendix to this letter.

*****

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

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cc:	Myra Moosariparambil

Brian Snyderman

BDO USA, LLP; attn: Natalie Kotlyar

BDO USA, LLP National Office

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APPENDIX

Put Option Summary for Joint Ventures

(dollar amounts in thousands)

							Accretion ($)
							2013		2014					2015
Joint Ventures	Formation Date	Put Option Value at Inception (1)	Projected Royalty (2)	FMV Put Option (3)	Variance (Total Accretion) (4)	Duration (5)	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
		($)	($)	($)	($)	(yrs)

SE Asia (original) (b)	Oct-2013	10,000	5,628	15,477	5,477	4.99	256	256	271	274	277	277	1,098	271	274	277	277	1,098

SE Asia II - Korea (b)	Jun-2014		2,441	6,712	6,712
SE Asia II - Europe (b)	Jun-2014		4,870	13,393	13,393

SE Asia II - Total (b)	Jun-2014	10,554	7,311	20,105	9,551	4.26	—	—	—	6	565	565	1,137	553	559	565	565	2,243
SEA III - China (b)	Sep-2014	21,500	7,474	20,553	(947)	5.00	—	—	—	—	(7)	(48)	(55)	(47)	(47)	(48)	(48)	(189)
MENA	Dec-2014	15,208	7,296	20,064	4,856	4.99	—	—	—	—	—	21	21	240	243	245	245	973
LC Partners (a)	Mar-2014	4,000	20,000	10,000	6,000	5.77	—	—	11	259	262	262	795	257	259	262	262	1,040
Iconix Europe	Jan-2014	13,508	6,214	17,088	3,580	5.00			179	179	179	179	716	179	179	179	179	716

(a)	Projections listed are projected wholesale sales, which are used to determine the put value.
(b)	SE Asia was formed in October 2013. Subsequent to formation, in June 2014, SE Asia purchased certain Korean and European trademarks from the Company. In September 2014, SE Asia purchased certain Chinese trademarks from the Company. The put options enumerated above are all part of the SE Asia joint venture and therefore all accretion is considered aggregated.

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(1)	The fair value of the put option at the time of additional investment and grant date of the put option. As the put option is for the entire minority interest, the fair value of the put option equals the value of the minority interest at the time of the joint venture formation or the grant date of the put option.
(2)	Projected royalties for the joint venture (as of the most recent fiscal quarter); used as an input in the calculation of the fair value of the put option, in accordance with the joint venture shareholder/operating agreement.
(3)	Fair market value (“FMV”) of the put option; calculated using the formula provided by the joint venture shareholder/operating agreement, as disclosed in our form 10-K for the year ended December 31, 2015. The inputs used, including the ‘Projected Royalties’ and multiple stipulated in the shareholder/operating agreement, are reassessed for reasonableness every quarterly period. As an example, Iconix Europe is calculated as follows: ‘Agreed Value-Five-Year Put/Call: (i) (x) percentage of Iconix Europe owned by GBG, multiplied by (y) 5.5, multiplied by (z) the greater of aggregate royalty generated by Iconix Europe for the year ended December 31, 2013 and the year ended December 31, 2018; plus (ii) percentage of Iconix Europe owned by GBG multiplied by the aggregate amount of cash in Iconix Europe which is available for distribution to the members.’ -

Projected Royalty	6,214
Multiple	5.5

34,176
GBG Ownership Interest	50%

FMV of Put Option	17,088

Note that we excluded the amount of cash in Iconix Europe as an input as it is assumed that distributions would have been made prior to exercising the put.

(4)	The difference between the projected ‘FMV Put Option’ and the ‘Put Option Value at Inception’.
(5)	The number of years between the formation of the joint venture and when the put option becomes exercisable.

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